# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 23andMe Holding Co., CIK 0001804591
CUSIP: 90138Q306
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 223 N. Mathilda Avenue, Sunnyvale, California (CA), 94086
Date of event which requires filing of this statement: 02/21/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-25-002167
Filed by CIK 0001946012

## Reporting persons
- Zentree Investments Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,978,348; sole dispositive power 0; shared dispositive power 1,978,348; aggregate amount beneficially owned 1,978,348 (10% of the class)
- Richard Magides: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,978,348; sole dispositive power 0; shared dispositive power 1,978,348; aggregate amount beneficially owned 1,978,348 (10% of the class)

## Item 1. Issuer
Name of issuer: 23andMe Holding Co.
Address of issuer's principal executive offices: 223 N. Mathilda Avenue, Sunnyvale, CALIFORNIA, 94086

## Item 2. Person Filing
Name of person filing:
Zentree Investments Limited
Richard Magides
Address of principal business office or, if none, residence:
Zentree Investments Limited
c/o Zentree Investment Management Pte Ltd
18 Robinson Road
Level 15-01
Singapore 048547

Richard Magides
c/o Zentree Investment Management Pte Ltd
18 Robinson Road
Level 15-01
Singapore 048547
Citizenship:
Zentree Investments Limited Citizenship The Cayman Islands
Richard Magides: Citizenship British

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,978,348

(a) Amount Beneficially Owned:

As of the close of business on February 21, 2025, Zentree Investments Limited ("Zentree") and Richard Magides beneficially owned a total of 1,978,348 Class A Common Stock of the Issuer, representing 1,978,348 Class A Common Stock nominal value $0.0001 per share. Of this amount Zentree owns 140,000 shares and Mr. Magides owns 1,838,348 shares. Richard Magides is the director of Zentree Investments Limited and may be deemed to have shared voting control and investment discretion over securities owned by Zentree.
Percent of class:
10.0%

(b) Percent of Class:

As of the close of business on February 21, 2025, Zentree and Mr. Magides may be deemed to have beneficially owned 1,978,348 Class A Common Stock of the Issuer outstanding (see Item 4(a) above). This percentage was calculated based on 19,721,802 shares of Class A Common Stock, outstanding as of January 31, 2025, as per the Issuer's Form 10-Q filed with the SEC on February 6, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,978,348
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,978,348

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Zentree Investments Limited: /s/ Richard Magides, Director (02/24/2025)
- Richard Magides: /s/ Richard Magides, Director (02/24/2025)